4-1-02

02027463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(Exact name of Registrant as specified in its charter)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Industriförvaltnings AB Kinnevik

Interim Report 2002
January 1 - March 31

ADMINISTRATION

Kinnevik's Board proposes to the Annual General Meeting to be held on May 17 that a cash dividend of SEK 2 per share be paid.

Since 1976 Kinnevik's shares have generated an average effective yield of 23% per year as a result of rising prices and dividends, including the value of warrant offers and subscription offers. During the past five years, Kinnevik's shares have generated an average effective yield of 23% per year.

The value of the Group's holdings of listed securities amounted to MSEK 10,134 at March 31, 2002. On April 24, 2002 the value was MSEK 7,245, which means that book value exceeds market value of the Group's listed portfolio by MSEK 4,748 on that date.

RESULT FOR THE FIRST QUARTER OF 2002

Net turnover for the first three months of 2002 amounted to MSEK 1,544 (1,599). The Korsnäs Holding group's net turnover amounted to MSEK 1,470 (1,532). The net turnover of Other subsidiaries amounted to MSEK 74 (68).

Operating income amounted to MSEK 193 (188). This figure includes income from corporate development amounting to MSEK 1 (0) and income from sales of securities amounting to MSEK 35 (0). The net effect of portfolio adjustments has increased cash balances by MSEK 127.

Kinnevik's interest in the earnings of affiliated companies amounted to a net loss of MSEK 160 (loss 75), of which Millicom International Cellular S.A. (MIC) accounted for a loss of MSEK 89 (loss 68) and Metro International S.A. for a loss of MSEK 54 (–).

Financial revenue and expense amounted to a net expense of MSEK 86 (expense 75), of which exchange rate differences represented a loss of MSEK 15 (gain 4).

MELLERSTA SVERIGES LANTBRUKS AB

A favourable winter allowed the autumn sown crops to develop well. This, together with the early spring cultivation, bodes well for a good autumn harvest.

The amount of land on which ecological crops are grown in Sweden has risen to 52% this year.

The operations in Rolnyvik, our affiliated company in Poland, expanded during the first quarter through the acquisition of the Garbno estate. The estates in Poland now cover a total of 6,687 hectares with 700 dairy cattle and 700 young animals.

Net turnover for the first three months of the year amounted to MSEK 4 (7) and the operating result was a loss of MSEK 1 (0). The net turnover of the affiliated company, Rolnyvik, during the first three months of the year amounted to MSEK 3 and its operating result was a loss of MSEK 2.

KORSNÄS HOLDING AB

Korsnäs Holding AB is the parent company of Korsnäs AB, which, together with its subsidiary companies, makes up the Korsnäs group. The Korsnäs group's net turnover for the January-March period amounted to MSEK 1,470 (1,532) and its operating income was MSEK 170 (225). The operating margin was 12% (15). Income after financial net amounted to MSEK 189 (269).

Korsnäs Forestry

The storm felling that occurred in some of Korsnäs's forests during the autumn of 2001 had an adverse effect on the result for the first quarter. The greater part of the increase in costs for harvesting the storm-damaged forests was charged against first quarter income, but the final total effect will probably not be seen until the second half of the year. As a result of the storm felling, the prices of saw timber and pulpwood have been low, but they are expected to recover during the year. In addition, the result will be unfavourably affected during the year by last year's greminella damage, albeit not to the same extent as from the effects of the storm-felling.

During the first quarter a disproportionate share of the year's felling rights were utilised, which had a negative effect on the result for the quarter. This will, however, be compensated for during the rest of the year. During the current year the total volume of felling rights will decrease in relation to 2001. The total harvesting capacity during the first quarter was also lower than planned as a result of the capacity reductions caused by harvesting storm-damaged wood in relation to standing forests, which has also had a negative effect on the result for the period.

As one means of making more effective use of

capital employed, measures to reduce stocks of softwood pulp and chips produced results in the form of a sharp reduction in stocks since the beginning of the year. This will not have any effect on the reliability of supplies for Korsnäs's pulp production.

Korsnäs Forestry's net turnover for the first three months of the year amounted to MSEK 371 (435) and operating income was MSEK 41 (64).

Korsnäs Industrial

Deliveries of paper, pulp and paperboard products during the first three months of the year were broadly the same as last year. However, the price of fluff pulp has declined markedly since the first quarter of 2001. There has also been some pressure on the price of sack and kraft paper and some grades of paperboard, which has tended to narrow margins. The trend in the prices of paper and paperboard is currently rather uncertain. Some signs of a recovery can be noted on several markets. The lower prices during the first quarter, combined with a stronger krona, mean that total invoiced sales of paper, pulp and paperboard products were approximately 1% lower than for the corresponding period last year.

The PM 3 paper machine was withdrawn from production during the quarter, and profitable volumes have been transferred to PM 2. The effects of the lower costs this will bring about did not show through in the first quarter result, but will show through later in the year. The total capacity for market pulp at Industrial has not been affected. At Korsnäsverken, production during the first quarter of 2002 amounted to 166,000 tonnes, an increase of 1% in relation to the same period last year.

Measures to lower the cost base are being implemented. The effects of manning reviews carried out in previous years are now showing through in the form of lower overhead costs. In relation to the first quarter of 2001, overhead costs were reduced by 16% in the first quarter of 2002. The only real negative deviation is that of insurance costs, which have risen significantly in the wake of the events in New York in September 2001.

At Korsnäs Timber the production problems experienced in 2001 have been successively overcome, and this is mirrored in higher production. The market for redwood products is still showing encouraging signs. Deliveries were higher than in the first quarter of 2001, albeit at a slightly lower average price. Production volumes were above the level for the first quarter of 2001.

Korsnäs Industrial's net turnover for the first three months of the year amounted to MSEK 1,067 (1,067) and operating income was MSEK 137 (180).

Korsnäs Packaging

At Korsnäs Packaging, which manufactures sacks and bags, the market situation was characterised by continued slack demand in the first three months of the year. Despite a lower turnover, profitability improved in relation to the first quarter of last year. Excluding the losses incurred by the business in the USA that was started in 2001, other operations reached breakeven in the period. The improved profitability is a result of the extensive restructuring program that was carried out in 2001 with the object of reducing costs and focusing the business on the most profitable customers. The restructuring process will continue in 2002 with further personnel cutbacks. The factory in Croatia was closed down during the first quarter and production capacity transferred to other existing units.

The acquisition of German Nidermayr's sack business was completed during the first quarter. Further, a supply agreement was signed with HeidelbergCement Group in Germany. The agreement runs for three years and the order value is approximately MUSD 50.

Korsnäs Packaging's net turnover for the first three months of the year amounted to MSEK 365 (408) and the operating result was a loss of MSEK 8 (loss 19).

WORLDWIDE LOYALTY B.V.

The business of Worldwide Loyalty B.V. is to provide loyalty programs and targeted market activities for its customers through the "Collect" bonus club. The company commenced operations in Sweden in 1998 and launched a bonus program under the "Collect" name on behalf of its customers: Comviq, Kabelvision, Tele2 and Viasat. Between 1999 and 2001 Sydkraft, an electricity and power supplier, Flygvaruhuset, a chain of travel agents, Moderna

Fonder, a fund management company, Hertz car hire and the First Hotels hotel chain became affiliated. The business is conducted mainly in Sweden and Denmark through wholly owned subsidiaries, as well as in Norway through the affiliated company Trumf Holding AS (Collect Trumf), in which Worldwide Loyalty B.V. has a 33% interest. Collect Trumf's largest clients are Norska Shell, the Norgesgruppen convenience goods company, Tele2 and Viasat.

"Collect" in Scandinavia has some 2,440,000 members, of whom 880,000 are in Sweden, 60,000 in Denmark and 1,500,000 in Norway.

Net turnover for the first three months of the year amounted to MSEK 6 (15). The decline in turnover is due to a reduction on last year in the number of countries being canvassed on the Continent. The operating result was a loss of MSEK 1 (loss 17). Collect Trumf had a turnover of MSEK 21 (25) for the period.

CIS CREDIT INTERNATIONAL SERVICES AB

CIS was founded in 1995. The company offers all the services that are provided by a company's financial department, such as receivable and accounts payable ledgers, accounting and credit information. CIS also offers a complete range of services within payroll and debt collection. CIS's debt-collection business is one of Scandinavia's largest.

As well as access to effective and flexible business systems with modern web interfaces, CIS's customers have access to specialists who handle the administration efficiently. This enables customers to offer higher quality at a lower cost and the opportunity to sharpen the focus on their core business.

Together with the work that has been done to streamline production, the investments made in the debt-collection segment within IT and on the applications front have help to raise utilisation of IT systems and improved profitability for CIS.

CIS's customers include MTG, the Swedish Judiciary Administration, Tele2, SCA, Carlsberg, Busslink and Nordea. During the period new customers were acquired within mail order and the retail trade. Co-operation with new and existing customers has increased, especially in the debt-collection segment, which has helped to raise the volume of debt collection.

At March 31, 2002, CIS had 260 (236) employees, an increase of 10%.

Net turnover for the first three months of the year amounted to MSEK 50 (31), an increase of 61%. Operating income amounted to MSEK 8 (loss 3).

OTHER SUBSIDIARIES

Other subsidiaries include AirTime (AT) AB (55% interest), N.P. Birraria Hugo's in Kosovo, Förvaltnings AB Eris & Co. and Bison Air AB.

AirTime's business mainly consists of selling advertising time on TV and radio. It has taken longer than expected for the advertising market to recover after last fall's terrorist attack on New York. Continued poor sales have been countered by further cost reductions during the period.

In 2001, N.P. Birraria Hugo's started production of the only domestically produced lager beer in Kosovo. The launch of the company's products went as planned during the quarter.

The net turnover of Other subsidiaries for the first three months of the year amounted to MSEK 14 (15) and the operating result was a loss of MSEK 7 (loss of 12).

AFFILIATED COMPANIES AND OTHER INVESTMENTS

At March 31, 2002, Kinnevik's long-term holdings comprised the following listed securities:

- Millicom International Cellular S.A. ("MIC"), 16,383,244 shares, corresponding to 33% of the votes and capital.
- Tele2 AB ("Tele2"), 22,966,558 shares corresponding to 19% of the votes and 16% of the capital.
- Modern Times Group MTG AB ("MTG"), 5,084,218 shares corresponding to 17% of the votes and 8% of the capital.
- Metro International S.A. ("Metro"), 15,937,709 shares corresponding to 28% of the votes and 15% of the capital.
- Viking Telecom AB ("Viking"), 4,657,000 shares corresponding to 24% of the votes and capital.
- Cherryföretagen AB ("Cherry"), 5,853,833 shares corresponding to 26% of the votes and 29% of the capital.

– Invik & Co. AB ("Invik"), 391,430 shares corresponding to 9% of the votes and 5% of the capital.

MILLICOM INTERNATIONAL CELLULAR S.A.
The market value of Kinnevik's holding in MIC was MSEK 1,138 as of March 31, 2002. On April 24, 2002, the market value was MSEK 913. MIC is listed on Nasdaq in New York and on the Luxembourg Stock Exchange.

MIC is one of the world's leading providers of mobile telecom services with operations in Asia, Latin America, and Africa. MACH, the word's leading GSM clearing company, is also a member of the MIC group.

MIC is currently a shareholder in 19 companies in 18 countries that together represent a market of 496 million people. The total number of subscribers in these companies on March 31, 2002 was 3,581,910 (2,812,212), which represents an increase of 27% over the past 12-month period. On a pro rata basis in relation to MIC's equity holdings, the number of subscribers was 2,580,792 (2,033,020), an increase of 27%. The subscriber base of Tele2, in which MIC has a minority interest, is not included in the above figures.

Net turnover for the first three months of the year amounted to MUSD 145 (170). Operating income amounted to MUSD 22 (20). The company's result after financial net was a loss of MUSD 19 (loss 19).

FINANCIAL POSITION
The Group's liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 1,962 (2,094) at March 31, 2002.

The Group's net interest-bearing debt amounted to MSEK 7,480 (7,218).

The average cost of interest for the first three months of the year was 4.6% (4.9%) (calculated as interest expense in relation to average interest-bearing debt excluding pension liabilities).

The Group's fixed capital expenditure (excluding investments in financial fixed assets) during the period amounted to MSEK 123 (82).

The equity ratio was 53% (54%) at March 31, 2002. After taking into account the premium over the book value (2002 deficiency) of listed securities, the equity ratio was 49% (54%).

The net effect of the Group's in- and outflows in foreign currencies amounts, on an annual basis, to a net inflow of approximately MSEK 1,500.

PARENT COMPANY
The parent company's net turnover for the first three months of the year amounted to MSEK 4 (3). Income from corporate development and income from sales of securities amounted to MSEK 1 (0).

Financial revenue and expense amounted to a net expense of MSEK 24 (expense 35).

The result after financial net was a loss of MSEK 32 (loss 41).

The parent company's fixed capital expenditure amounted to MSEK 1 (0), of which MSEK 0 (0) related to investments in financial fixed assets.

The parent company's liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 276 (246) at March 31, 2002.

Interest-bearing external debt amounted to MSEK 3,949 (4,188).

NEXT FINANCIAL REPORT
The interim report for January-June 2002 will be published on August 6, 2002.

Stockholm, April 25, 2002

President and Chief Executive Officer

This interim report has not been subject to specific review by the company's auditors.

CONSOLIDATED INCOME STATEMENT (MSEK)

	2001 Full year	2001 Jan. 1-March 31	2002 Jan. 1-March 31
Net turnover	6,120	1,599	1,544
Cost of sales	– 5,042	– 1,286	– 1,228
Gross result	1,078	313	316
Expenses for selling, administration, research and development	– 628	– 170	– 164
Income from corporate development	– 4	0	1
Income from sales of securities	27	0	35
Other operating income	222	61	38
Other operating expenses	– 350	– 16	– 33
Operating income	345	188	193
Participations in affiliated companies	– 487	– 75**	– 160
Net financial items	– 320	– 75	– 86
Income after financial items	– 462	38	– 53
Taxes	– 104	– 64	– 56
Minority share in income	– 4	2	0
Net result for the period	– 570	– 24	– 109
Earnings per share before/after dilution, SEK	– 9.06	– 0.38	– 1.72
Total number of shares before/after dilution	62,938,677	62,938,677	62,938,677

REVIEW OF THE GROUP (MSEK)

	2001 Full year	2001 Jan. 1-March 31.	2002 Jan. 1-March 31
Breakdown of net turnover by business area			
Mellersta Sveriges Lantbruks AB	12	7	4
Korsnäs Holding AB	5,842	1,532	1,470
Worldwide Loyalty B.V.	31	15	6
CIS Credit International Services AB	170	31	50
Other subsidiaries	69	15	14
Parent company, holding companies and eliminations	– 4	– 1	0
Total	6,120	1,599	1,544
Breakdown of operating income/loss by business area			
Mellersta Sveriges Lantbruks AB	4	0	– 1
Korsnäs Holding AB	386	225	170
Worldwide Loyalty B.V.	– 12	– 17	– 1
CIS Credit International Services AB	12	– 3	8
Other subsidiaries	– 26	– 12	– 7
Parent company, holding companies and eliminations	– 19	– 5	24
Total	345	188	193
Breakdown of income/loss after financial items by business area			
Mellersta Sveriges Lantbruks AB	43	– 1	– 4
Korsnäs Holding AB	323	222	150
Worldwide Loyalty B.V.	– 16	– 18	– 2
CIS Credit International Services AB	9	– 4	7
Other subsidiaries	– 24	– 11	– 6
Affiliated companies*	– 504	– 78**	– 160
Parent company, holding companies and eliminations	– 293	– 72	– 36
Total	– 462	38	– 53

* Excluding affiliated companies within Mellersta Sveriges Lantbruks AB, Korsnäs Holding AB and Worldwide Loyalty B.V.

**In the third quarter of 2001 Millicom International Cellular S.A. (MIC) reclassified its holding in Tele2 as long term, after which Kinnevik, with effect from the start of the year, accounted for MIC's holding in Tele2 at acquisition value when calculating Kinnevik's interest in MIC's earnings. The interest in the earnings of MIC has therefore been changed from the previously reported figure in the 2001 interim report for the period January 1 – March 31.

CONSOLIDATED BALANCE SHEET (MSEK)	Dec. 31, 2001	March 31, 2001	March 31, 2002
Fixed assets			
Goodwill	131	145	146
Machinery, equipment, property etc	8,621	8,555	8,556
Other stocks and participations	12,993	13,441	12,638
Long-term interest bearing receivables	1,144	966	1,159
Long-term non-interest bearing receivables	38	56	16
	22,927	23,163	22,515
Current assets			
Inventories	1,146	1,139	1,057
Short-term receivables	1,230	1,566	1,376
Cash, bank and short-term investments	521	2,129	637
	2,897	4,834	3,070
Total assets	25,824	27,997	25,585
Stockholders' equity			
Restricted equity	4,580	5,051	4,097
Unrestricted equity	9,118	10,090	9,367
	13,698	15,141	13,464
Minority interests in equity	16	1	11
Provisions			
Provisions for pensions	638	634	632
Deferred tax liabilities	970	919	998
Other provisions	783	720	772
	2,391	2,273	2,402
Long-term liabilities			
Non-interest bearing liabilities	2	37	9
Interest-bearing liabilities	8,234	7,941	8,366
	8,236	7,978	8,375
Short-term liabilities			
Non-interest bearing liabilities	1,137	2,368	1,072
Interest-bearing liabilities	346	236	261
	1,483	2,604	1,333
Total stockholders' equity and liabilities	25,824	27,997	25,585

CONSOLIDATED STATEMENT OF CASHFLOWS (MSEK)

	2001 Full year	2001 Jan. 1-March 31	2002 Jan. 1-March 31
Cashflow from			
operations	568	243	232
investing activities	– 1,203	– 221	25
financing activities	443	50	47
Cash flow for the period	– 192	72	304
Liquid funds, opening balance	496	496	325
Exchange rate differences in liquid funds	21	11	– 8
Liquid funds, closing balance	325	579	621

STOCKHOLDERS' EQUITY (MSEK)

	2001 Full year	2001 Jan. 1-March 31	2002 Jan. 1-March 31
Group			
Closing balance December 31, 2000 before change in accounting principle	14,710	14,710	
Change in accounting principle	– 63	– 63	
Opening balance including impact of change in accounting principle	14,647	14,647	13,698
Translation differences	159	386	– 125
Net income for the period	– 570	– 24	– 109
Dividend	– 63	–	–
Deconsolidation and distribution of Transcom WorldWide S.A.	– 481	132	–
Step-up acquisition of shares in Metro International S.A.	6	–	–
Closing balance	13,698	15,141	13,464

This interim report is made up in accordance with recommendations issued by the Swedish Financial Accounting Standards Council, of which seven have come into effect as of 2002. The accounting principles are the same as those applied in the annual report for 2001, except that compliance with RR15 Intangible Fixed Assets involves a change in accounting principle. The effect of this is that opening balance of equity and intangible fixed assets at January 1, 2001 have decreased by MSEK 63. The comparative figures for 2001 have been adjusted into line with the new principle.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By:
Name:
Title:

Date: April 29, 2002